July 22, 2010

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 2561

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR TRANSMISSION

Re:	J. Crew Group, Inc.
Form 10-K for Fiscal Year Ended January 30, 2010
Filed March 19, 2010
File No. 001-32927

Dear Mr. Reynolds:

By letter dated June 29, 2010, the staff of the Securities and Exchange Commission (the “Staff”) commented on Form 10-K of J.Crew Group, Inc. (the “Company”) for the fiscal year ended January 30, 2010. The Company is submitting via EDGAR our response to the Staff’s comment.

For convenience, we have reproduced in italics below the Staff’s comment and have provided the Company’s response immediately below the comment.

Exhibits

1.	We note that exhibits 10.1, 10.4, 10.9, 10.11, 10.19 and 10.22 are missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We confirm that the Company will file the above-referenced exhibits in their entirety with our next periodic report. At the time of filing, the Company will evaluate whether to seek confidential treatment for some of the information contained in the exhibits pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and file the appropriate request, if necessary.

* * * * * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me by telephone at (212) 209-8040 or by fax at (212) 209-8440.

Sincerely,

/s/ James Scully

Chief Administrative Officer and Chief Financial Officer

770 Broadway 11th Floor New York NY 10003 Tel 212 209 2500 Fax 212 209 8175